Skadden, Arps, Slate, Meagher & Flom llp
155 NORTH WACKER DRIVE
CHICAGO, ILLINOIS 60606

December 22, 2009

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VIENNA

Mr. Larry Greene
Senior Counsel
Securities and Exchange Commission
Office of Investment Management
100 F Street, N.E.
Washington, DC 20549
RE: Van Kampen Corporate Bond Fund
File Numbers 811-2423 and 2-21819
Dear Mr. Greene:
     Thank you for your telephonic comments regarding the registration statement on Form N-1A filed on October 23, 2009 by Van Kampen Corporate Bond Fund (the “Fund”) under the Securities Act of 1933, as amended (“Securities Act”) and the Investment Company Act of 1940, as amended (“1940 Act”). On behalf of the Fund, we have provided our response to your comments below. Where changes were necessary in response to your comments, they are reflected in Post-Effective Amendment No. 86 to the Fund’s Registration Statement which will be filed under the Securities Act and the 1940 Act via IDEA on or about December 22, 2009.
Prospectus

Comment 1	We remind all registrants of the obligation to file electronic reports with respect to its fidelity bond coverage under Rule 17g-1(g) under the 1940 Act. Please confirm that the Fund has made the requisite filing for the year 2005.

Response 1	The Fund acknowledges its obligation to file electronic reports with respect to their fidelity bond coverage under Rule 17g-1(g) under the 1940 Act and confirms that such filing was made for the year 2005.

Comment 2	Please add risk disclosure relating to the volatility in or stemming from, the turmoil in the sub-prime mortgage, credit and other affected markets. Indicate also that there are proposals being considered by the administration to change the regulation of financial institutions that could affect, possibly adversely, investment managers or investment funds.

Response 2	The Fund notes that the disclosure is currently in the section entitled “Investment Objective, Principal Investment Strategies and Risks.” Thus, the Fund has not added any additional disclosure.

Comment 3	In the section entitled “Summary — Fees and Expenses of the Fund,” please confirm that all footnotes thereto are either required or permitted by Form N-1A.

Response 3	The Fund confirms that all such footnotes are permitted by Form N-1A. Footnotes 1 and 2 relate to the deferred sales charges applicable to such classes of shares, which are permitted by Instruction 2(a)(i) of Item 3.

Comment 4	In the section entitled “Summary — Principal Investment Risks — Foreign securities,” if the Fund intends to invest in emerging market country issuers, please add disclosure to reflect that.

Response 4	The Fund notes that the requested disclosure is currently in the section referenced and thus, has not added additional disclosure.

Comment 5	In the section entitled “Investment Objective, Principal Investment Strategies and Risks — Principal Investment Strategies and Risks — Convertible Securities,” please add disclosure regarding enhanced convertibles as currently disclosed in the Fund’s Statement of Additional Information.

Response 5	The Fund’s investments in enhanced convertible securities are not a principal investment strategy of the Fund and thus, the Fund has not added additional disclosure to the prospectus.

Comment 6	In the second paragraph in the section entitled “Investment Objective, Principal Investment Strategies and
Risks — Principal Investment Strategies and Risks — Other Investments and Risk Factors,” it states that the Fund may invest in certain loans made by banks and other lenders that are assembled into “pools.” If investment in these “pools” involves the duplication of management expenses similar to the management expenses that the Fund pays to its investment adviser, please add disclosure to this effect.

Response 6	The Fund does not expect that investments in types of “pools” of assets described in the section referenced by the Staff will involve the duplication of management expenses and thus, the Fund has not added any additional disclosure.

Comment 7	In the section entitled “Investment Objective, Principal Investment Strategies and Risks — Principal Investment Strategies and Risks — Strategic Transactions,” it states that the Fund may use various Strategic Transactions for a variety of purposes, including portfolio management. If the Fund intends to include any such Strategic Transactions for purposes of the Fund’s 80% policy, please add disclosure to that effect.

Response 7	The Fund does not intend to include any Strategic Transactions in its 80% policy of investing in corporate bonds and therefore has not added any additional disclosure.

Comment 8	In the section entitled “Investment Objective, Principal Investment Strategies and Risks — Principal Investment Strategies and Risks — Other Investments and Risk Factors — Temporary defensive strategy,” please revise the disclosure to state that such defensive positions are inconsistent with the Fund’s principal investment strategies, as required by Instruction 6 of Item 4(b) of Form N-1A.

Response 8	The Fund respectfully submits that the last sentence of this section addresses Instruction 6 as it states, “In taking such a defensive position, the Fund would temporarily not be pursuing its principal investment strategies and may not achieve its investment objective.” In addition, the Fund believes that adding the disclosure as requested would make the statements therein untrue. Since the Fund’s investment objective is to seek current income with preservation of capital, making a statement that temporarily investing in securities issued by the U. S. government, its agencies or instrumentalities, prime commercial paper, certificates of deposit, bankers’ acceptances and other obligations of domestic banks and repurchase agreements (i.e., investments that primarily produce income) is inconsistent with the Fund’s investment objectives is just untrue. In fact, the Fund believes that making such investments would be consistent the Fund’s investment objective. Therefore, the Fund does not believe that additional disclosure is necessary.

Statement of Additional Information

Comment 9	In the section entitled “Investment Objective, Principal Investment Strategies and Risks — Illiquid Securities,” it references the Fund’s investments in securities of other investment companies. If the Fund makes such investments, please add disclosure to that effect.

Response 9	The Fund does not intend to invest in securities of other investment companies and thus, has not added any additional disclosure.

Comment 10	In the section entitled “Investment Restrictions,” please supplementally advise the Staff regarding whether the Fund has a fundamental investment restriction regarding the issuance of senior securities.

Response 10	The Fund notes that Investment Restriction Number 10 states that the Fund shall not issue any bonds, notes, debentures or other obligations senior to shares of its capital stock.
*       *       *
In connection with the effectiveness of the Registration Statement, the Fund acknowledges that the disclosure included in the Registration Statement is the responsibility of the Fund. The Fund further acknowledges that the action of the Commission or the staff acting pursuant to delegated authority in reviewing the Registration Statement does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosures in the Registration Statement; and that the Fund will not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Should you have any questions concerning our responses to your comments, please direct them to Elizabeth Nelson at (630) 684-6301 or the undersigned at (312) 407-0863.

Sincerely,
/s/ Charles B. Taylor

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